FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 20.730.099/0001-94

Publicly-Held Company

NOTICE TO THE MARKET

SADIA S.A. (Bovespa: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI) (“Sadia”), in response to the official letter GAE/CREM 1374/09 received on May 20, 2009, in which the following consultation is made:

“Considering the terms of the Material Fact Notice of May 19th, 2009, regarding the right to withdraw of the shareholders holding common shares, we request, for market orientation purposes, the following additional information:

Which shareholders shall have the right to manifestation, i.e. shareholders enrolled on which date shall have the right to dissent from the transaction;

The reimbursement  amount, in Reais (R$) per share;

The term and the procedures to be adopted by the dissenting shareholders for their manifestation.”

hereby informs that, pursuant to §1 of Article 137 of Law No. 6,404/76, Sadia’s shareholders absent, who abstain from voting or dissenting from resolutions to be taken in the general shareholders’ meeting that resolves on the merger of company’s shares (“Merger of Shares”) into BRF – Brasil Foods S.A. (corporate name to be adopted by Perdigão S.A. – “BRF – Brasil Foods”), still to be convened within the scope of the association process made public through the material fact notice of May 19th, 2009 (“Material Fact Notice”), and subject to the conditions informed therein, may exercise their right to withdrawal upon reimbursement of their Sadia common shares proven to be held on May 19, 2009, before floor is opened, date of publication of the Material Fact Notice. Therefore, Sadia’s shareholders who acquire common shares as of such date, will not have the right to exercise referred withdrawal right, pursuant to §1 of Article 137 of Law No. 6,404/76.

The term for exercise of the withdrawal right shall, pursuant to the terms of the law, be of thirty (30) days counted from the date of publication of the minutes of the general shareholders’ meeting which approves the Merger of Shares.

Considering that, when the Merger of Shares is presented to the company’s shareholders for resolution, Sadia will be controled by BRF – Brasil Foods, the transaction will be subject to the provisions of Article 264 of Law No. 6,404/76, not being possible, therefore, to determine, now, the amount to be paid as reimbursement, which may be calculated based on the net equity amount set forth in the company’s balance sheet or pursuant to the valuation referred in the referred Article 264 of Law No. 6,404/76, yet to be prepared. This information, as well as the procedures to be adopted by the company’s interested shareholders, will be made available at the moment the competent general shareholders’ meeting is called or the material fact notice, in compliance with CVM’s Regulation No. 319/99, is published.

São Paulo, May 20, 2009

José Luís Magalhães Salazar

Chief Financial Officer and Investors Relations Officer

SADIA S.A.